FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2008

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

Exhibit No 1	RBS to sell 50% shareholding in Tesco Personal Fin announcement released on 28 July 2008
Exhibit No 2	Director/PDMR Shareholding announcement released on 08 August 2008
Exhibit No 3	Director/PDMR Shareholding announcement released on 12 August 2008
Exhibit No 4	Dividend Declaration announcement released on 20 August 2008
Exhibit No 5	Publication of Correction announcement released on 21 August 2008
Exhibit No 6	Publication of Correction announcement released on 21 August 2008
Exhibit No 7	Publication of Correction announcement released on 21 August 2008
Exhibit No 8	Director/PDMR Shareholding announcement released on 22 August 2008
Exhibit No 9	Directorate Change announcement released on 26 August 2008

Exhibit No 1

28
th
 July 2008
RBS to
 sell
 50% s
hareholding
 in T
esco Personal Finance
 to Tesc
o
The Royal Bank of Scotland Group plc (RBS) today announces that it has agreed to sell its 50% s hareholding
 in Tesco Personal Finance (TPF) to its joint venture partner, Tesco plc for a cash consideration of £950m, subject to transaction adjustments. As part of this transaction, RBS will continue to
provide
certain commercial
services to TPF
 post completion.

Sir
Fred Goodwin, Group Chief Executive said:
 "
Over the last 10 years RBS and Tesco have built a strong and successful joint venture. At this stage of its maturity it is appropriate for TPF to move to single ownership for the next stage of its growth and we wish them well with their future plans"
The sale is subject to regulatory approvals and c
ompletion is expected to take place before the end
of
2008.
Information on
Tesco Personal Finance
TPF was established in 1997 as a joint venture between Tesco Plc and Royal Bank of Scotland Plc. During this time TPF has built up 5
.5
 million customer accounts and now offers more than 25 different products. Products are marketed through Tesco
'
s
UK
 stores and internationally in
Ireland
,
Hungary
 and
Poland
.
In the year to 31
st
 December
 TPF reported profit before tax of £206m
, t
otal assets
(net of intra-group funding)
we
re £4.5bn and RWAs were £4.0bn
. RBS anticipate
s
 a profit on disposal on completion of
approximately
£500m
.
ENQUIRIES:
RBS
Richard O'Connor
,
Head of Investor Relations
(T)

+44 (0) 20 7672 1758
(M)

+44 (0) 7909 873681
Carolyn McAdam, Group Head of Media Relations
(T)

+ 44 (0) 131 523 2055
(M)

+ 44 (0) 7796 274968

Exhibit No 2

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer
The Royal Bank of Scotland Group plc

2. State whether the notification relates to
(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
iii

3. Name of person discharging managerial responsibilities/director
Sir Fred Goodwin

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8. State the nature of the transaction
Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired
51

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
-

11. Number of shares, debentures or financial instruments relating to shares disposed
-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction
£
2.414

14. Date and place of transaction
7
 August
2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
1,118,
741

shares 0.
0
069
3
%

16. Date issuer informed of transaction
7 August 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

23
. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification
-

23. Any additional information
-

24. Name of contact and telephone number for queries
Aileen Taylor, Deputy Secretary
0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification
Aileen Taylor, Deputy Secretary

Date of notification
8
August
2008

1. Name of the issuer
The Royal Bank of Scotland Group plc

2. State whether the notification relates to
(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
i

3. Name of person discharging managerial responsibilities/director
Miller Roy McLean

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8
.
 State the nature of the transaction
Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired
51

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
-

11. Number of shares, debentures or financial instruments relating to shares disposed
-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction
£
2.414

14. Date and place of transaction
7 August
2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
1,
394,018
  0.0
0863
%

16. Date issuer informed of transaction
7 August

2
008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17
.
 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

23
. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification
-

23. Any additional information
-

24. Name of contact and telephone number for queries
Aileen Taylor, Deputy Secretary
0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification
Aileen Taylor, Deputy Secretary

Date of notification
8 August

2008

----------------------------------------------------------------------------------------------------------------------------
1. Name of the issuer
The Royal Bank of Scotland Group plc

2. State whether the notification relates to
(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
i

3. Name of person discharging managerial responsibilities/director
Brian John Crowe

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8
.
 State the nature of the transaction
Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired
51

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
-

11. Number of shares, debentures or financial instruments relating to shares disposed
-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction
£
2.414

14. Date and place of transaction
7 August

2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
1,000,
4
54
  0.00
619
%

16. Date issuer informed of transaction
7
August
2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17
.
 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

23
. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification
-

23. Any additional information
-

24. Name of contact and telephone number for queries
Aileen Taylor, Deputy Secretary
0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification
Aileen Taylor, Deputy Secretary

Date of notification
8
August

2008

----------------------------------------------------------------------------------------------------------------------------
1. Name of the issuer
The Royal Bank of Scotland Group plc

2. State whether the notification relates to
(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
i

3. Name of person discharging managerial responsibilities/director
Neil James Roden

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8
.
 State the nature of the transaction
Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired
51

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
-

11. Number of shares, debentures or financial instruments relating to shares disposed
-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction
£
2.414

14. Date and place of transaction
7
August

2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
233,
7
62

 shares 0.00
144
%

16. Date issuer informed of transaction
7
August
2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17
.
 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

23
. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification
-

23. Any additional information
-

24. Name of contact and telephone number for queries
Aileen Taylor, Deputy Secretary
0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification
Aileen Taylor, Deputy Secretary

Date of notification
8
August
2008

----------------------------------------------------------------------------------------------------------------------------
1. Name of the issuer
The Royal Bank of Scotland Group plc

2. State whether the notification relates to
(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
i

3. Name of person discharging managerial responsibilities/director
Christopher Paul Sullivan

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8
.
 State the nature of the transaction
Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired
51

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
-

11. Number of shares, debentures or financial instruments relating to shares disposed
-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction
£
2.414

14. Date and place of transaction
7
August

2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
10
5
,0
82
 shares 0.00
06
5
%

16. Date issuer informed of transaction
7
August
2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17
.
 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

23
. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification
-

23. Any additional information
-

24. Name of contact and telephone number for queries
Aileen Taylor, Deputy Secretary
0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification
Aileen Taylor, Deputy Secretary

Date of notification
 8
August

2008

1. Name of the issuer
The Royal Bank of Scotland Group plc

2. State whether the notification relates to
(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
i

3. Name of person discharging managerial responsibilities/director
Andrew Martin McLaughlin

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8. State the nature of the transaction
Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired
21

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
-

11. Number of shares, debentures or financial instruments relating to shares disposed
-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction
£
2.414

14. Date and place of transaction
7
 August
2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
12,4
76
 shares 0.00
007
%

16. Date issuer informed of transaction
7
August

2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

23. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification
-

23. Any additional information
-

24. Name of contact and telephone number for queries
Aileen Taylor, Deputy Secretary
0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification
Aileen Taylor, Deputy Secretary

Date of notification
8
August

2008
--------------------------------------------------------------------------------------------------------------------------

Exhibit No 3

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16 , 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4 , 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.
1. Name of the issuer
The Royal Bank of Scotland Group plc
2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
i
3. Name of person discharging managerial responsibilities/director
John Napier Allan
4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
N/A
5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3
6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
Ordinary shares of £0.25
7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
John Napier Allan
8 State the nature of the transaction
Sale
 of shares

9. Number of shares, debentures or financial instruments relating to shares acquired

-

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

500,000

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£
2.4845

14. Date and place of transaction

11 August
2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

325,466 0.00201%

16. Date issuer informed of transaction

11 August
2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17
 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor
, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor
, Head of Group Secretariat

Date of notification

12 August
2008

Exhibit No 4

THE ROYAL BANK OF SCOTLAND GROUP plc
DIVIDEND
S
 ON SERIES F, H,
AND
L
-T
 NON-CUMULATIVE DOLLAR PREFERENCE SHARES
OF
 US$0.01 FOR
THE THREE MONTHS TO 30
SEPTEMB
E
R
 200
8
The Directors have declared the specified dividends on the undernoted Series of non-cumulative dollar preference shares of US$0.01 each
, all of which are represented by American Depositary Shares, for the three months to 30
September
 200
8
. The divide
nds will be paid on
30
 September
 200
8
 at the undernoted rates to holders on the registe
r at the close of business on 1
5

Sept
e
mber
 200
8
.

Series	Dividend payable per share
Series F	US$0.478125
Series H	US$0.453125
Series L	US$0.359375
Series M	US$0.40
Series N	US$0.396875
Series P	US$0.390625
Series Q	US$0. 421875
Seri es R	US$0.382825
Series S	US$0.4125
Series T	US$0.453125

DIVIDEND ON SERIES
U
 NON-CUMULATIVE
DOLLAR
PREFERENCE SHARES OF
US
$
0.01 FOR THE
SIX MONTHS
 TO 30
SEPTEMBER
 200
8
The Directors have declared the specified dividend on the undernoted series of Non-cumulative dollar
preference shares of
US
$
0.01 each for the
six months
to 30
September
 200
8.
The dividend will be paid on
30

September
 200
8
 at the undernoted rate to holders on the register at the close of business on 1
5 September
200
8
.

Series	Dividend payable per share
Series U	US$3,820

DIVIDEND ON SERIES
1
 NON-CUMULATIVE
 CO
N
VERTIBLE
 PREFERENCE SHARES OF
 US$
0.01 FOR THE
SIX MONTHS
TO 30
SEPTEMBER
 200
8
The Directors have declared the specified dividend on the undernoted series of Non-cumulative convertible
preference shares of
US$
0.01 each for the
six months

to 30
September
200
8
.
The dividend will be paid on
30

September
200
8
 at the undernoted rate to holders on the register at the close of business on
15 September
200
8
.

Series	Dividend payable per share
Series 1	US$ 45.59

DIVIDEND ON SERIES
3
 NON-CUMULATIVE

EURO
 PREFERENCE SHARES OF

€
0.01 FOR THE
YEAR T
O 30
SEPTEMBER
 200
8
The Directors have declared the specified dividend on the undernoted series of Non-cumulative euro

preference shares of
€
0.01 each for the
year
to 30
September
200
8.
The dividend will be paid on
30

September
200
8
 at the undernoted rate to holders on the register at the close of business on
15 September
200
8
.

Series	Dividend payable per share
Series 3*	€ 3,507.05

* from the date of issue, 4 October 2007
.

DIVIDEND ON SERIES
1
 NON-CUMULATIVE

STERLING

PREFERENCE SHARES OF
 £1.00
 FOR THE
YEAR T
O 30
SEPTEMBER
 200
8
The Directors have declared the specified dividend on the undernoted series of Non-cumulative sterling
preference shares of
£1.00
 each for the
year
to 30
September
200
8.
The dividend will be paid on
30

September
200
8
 at the undernoted rate to holders on the register at the close of business on
15 September
200
8
.

Series	Dividend payable per share
Series 1 *	£80.73

* from the date of issue, 4 October 2007
.

20 August
2008
End

Exhibit No 5

21 August
 2008
The Royal Bank of Scotland
 Group
 plc
 -
Publication of
correction
To whom it may concern
The Final Terms for the issue of £500,000,000 6.19 per cent. Notes due 23 August 2010 (Series 2817) by The Royal Bank of Scotland Group plc has been amended and restated as of 18 August 2008 to correct a manifest error. Whereas item 15(iii) previously indicated "£1,547.50 per Calculation Amount", it now indicates "Not Applicable
"
.
Please find attached an
amended and restated Final Terms
whereby The Royal Bank of Scotland
 Group plc
 wishes to notify such
correction
.
To view the full document, please paste the following URL into the address bar of your browser.
Supplement
http://www.rns-pdf.londonstockexchange.com/rns/8489B_-2008-8-21.pdf
The full document
 is
 also available for viewing a
t the Document Viewing Facility of the UK Listing Authority.
This website
 is not provided for, or directed at,
U.S. persons or
persons in the United States. If you are
a U.S. person or are
viewing this page from the United States, you should exit this section of the website.
For further information, please contact:
Investor Relations
Tel: +44 131 556 8555
http://www.investors.rbs.com/investor_relations/index.cfm
DISCLAIMER - INTENDED ADDRESSEES
Please note that the information contained in the Prospectus, as supplemented by the supplements may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus, as so supplemented, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.
Your right to access this service is conditional upon complying with the above requirement.
The availability of the Prospectus and the S
upplement
 on this website does not constitute an offer of securities for sale in the United States. Any securities issued pursuant thereto have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or under any relevant securities laws of any state of the United States of America, and may not be offered or sold to U.S. persons or to persons within the United States of America, except pursuant to an exemption from the Securities Act.

Exhibit No 6

21 August
 2008
The Royal Bank of Scotland
 Group
 plc
 -
Publication of
correction
To whom it may concern
The Final Terms for the issue of EUR3,000,000 5.23 per cent. Notes due August 2009 (Series 3006, ISIN code
XS0381483543
) by The Royal Bank of Scotland plc has been amended and restated as of 21 August 2008 to correct a manifest error. Whereas item 15(iii) previously indicated "£2615 per Calculation Amount", it now indicates "£2651.32 per Calculation Amount".
Please find attached an
amended and restated Final Terms
whereby The Royal Bank of Scotland
 Group plc
 wishes to notify such
correction
.
To view the full document, please paste the following URL into the address bar of your browser.
Supplement
http://www.rns-pdf.londonstockexchange.com/rns/8495B_-2008-8-21.pdf
The full document
 is
 also available for viewing a
t the Document Viewing Facility of the UK Listing Authority.
This website
 is not provided for, or directed at,
U.S. persons or
persons in the United States. If you are
a U.S. person or are
viewing this page from the United States, you should exit this section of the website.
For further information, please contact:
Investor Relations
Tel: +44 131 556 8555
http://www.investors.rbs.com/investor_relations/index.cfm
DISCLAIMER - INTENDED ADDRESSEES
Please note that the information contained in the Prospectus, as supplemented by the supplements may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus, as so supplemented, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.
Your right to access this service is conditional upon complying with the above requirement.
The availability of the Prospectus and the S
upplement
 on this website does not constitute an offer of securities for sale in the United States. Any securities issued pursuant thereto have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or under any relevant securities laws of any state of the United States of America, and may not be offered or sold to U.S. persons or to persons within the United States of America, except pursuant to an exemption from the Securities Act.

Exhibit No 7

21 August
 2008
The Royal Bank of Scotland
 Group
 plc
 -
Publication of
correction
To whom it may concern
The Final Terms for the issue of EUR7,000,000 5.22 per cent. Notes due August 2009 (Series 3000, ISIN code
XS0378069867
) by The Royal Bank of Scotland plc has been amended and restated as of 21 August 2008 to correct a manifest error. Whereas item 15(iii) previously indicated "£2610 per Calculation Amount", it now indicates "£2646.25 per Calculation Amount".
Please find attached an
amended and restated Final Terms
whereby The Royal Bank of Scotland
 Group plc
 wishes to notify such
correction
.
To view the full document, please paste the following URL into the address bar of your browser.
Supplement
http://www.rns-pdf.londonstockexchange.com/rns/8492B_-2008-8-21.pdf

The full document
 is
 also available for viewing a
t the Document Viewing Facility of the UK Listing Authority.
This website
 is not provided for, or directed at,
U.S. persons or
persons in the United States. If you are
a U.S. person or are
viewing this page from the United States, you should exit this section of the website.
For further information, please contact:
Investor Relations
Tel: +44 131 556 8555
http://www.investors.rbs.com/investor_relations/index.cfm
DISCLAIMER - INTENDED ADDRESSEES
Please note that the information contained in the Prospectus, as supplemented by the supplements may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus, as so supplemented, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.
Your right to access this service is conditional upon complying with the above requirement.
The availability of the Prospectus and the S
upplement
 on this website does not constitute an offer of securities for sale in the United States. Any securities issued pursuant thereto have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or under any relevant securities laws of any state of the United States of America, and may not be offered or sold to U.S. persons or to persons within the United States of America, except pursuant to an exemption from the Securities Act.

Exhibit No 8

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16 , 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4 , 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.
1. Name of the issuer
The Royal Bank of Scotland Group plc
2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
i
3. Name of person discharging managerial responsibilities/director
John Napier Allan
4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
Mrs Fiona Marion Allan
5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in
4
6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
Ordinary shares of £0.25
7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
Mrs Fiona Marion Allan
8 State the nature of the transaction
Purchase
of shares

9. Number of shares, debentures or financial instruments relating to shares acquired

100,000

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£
2.1575

14. Date and place of transaction

22
 August
2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

4
25,466 0.002
63
%

16. Date issuer informed of transaction

22
 August
2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17
 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor
, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor
, Head of Group Secretariat

Date of notification

22
 August
2008

Exhibit No 9

The Royal Bank of Scotland Group plc
Board Appointments and Board Changes

The Royal Bank of Scotland Group plc ("RBS") announces today that
Stephen Hester
,

John McFarlane
 and

Arthur
 (Art)
 Ryan
have been appointed Non
-
Executive Directors of RBS with effect from
1
October
2008
.

RBS also announces that Lawrence (Larry) Fish and Charles (Bud) Koch will retire as
Non-executive Directors of RBS
ahead of the AGM in April 2009
.

Commenting on the
B
oard changes Sir Tom McKillop, Chairman of RBS, said:

"I am delighted that Stephen Hester
,
 John McFarlane and
 Art Ryan
have agreed to become
independent
N
on-executive Directors of RBS.

Their experience in financial services will be of
great
benefit to RBS given the increasingly diversified and international nature of our powerful banking franchises
.
"

Stephen Hester is Chief Executive of The British Land Company PLC
.

He also
has considerable banking experience
 in the
UK
 and
internationally. This encompasses retail and commercial banking and complex financial markets businesses.

Stephen has
previously
served
 as Chief Operating Officer
and Finance Director
of Abbey National plc.

He
spent
19 years
with
 Credit Suisse First Boston
 in the
UK
 and US
,
 his senior roles
 including
 Chief Financial Officer
,
 Global Head of the Fixed Income Division
 and
co-Head European
 Investment Banking
.

John McFarlane
is a career banker and has extensive

UK
 and
 international experience, particularly of markets in Asia and
Australia
. He retired in 2007 after serving 10 years as Chief Executive Officer of Australia and New Zealand Banking Group Limited.

 He spent

four
years with Standard Chartered plc, latterly as
Group Executive Director based in
London
 and Hong Kong
,
 and
18 years with Citib
ank
,
 where his
previous appointments included
 Head of Citicorp / Citibank in the
UK
 and Managing Director of Citicorp Investment Bank Limited in
London
.

Arthur Ryan retired as Chairman of Prudential Financial, Inc., a leading US financial services company, in May 2008 and as Chief Executive Officer and President in December 2007, having spent nearly 1
4
 years leading the organisation.

Arthur
 also has significant US and international banking experience from his 22 years at the former Chase Manhattan Bank, where his senior roles included President and Chief Operating Officer and Vice-Chairman.
 He
 ran Chase's worldwide retail bank between 1984 and 1990.

Sir Tom added:

"I would like to acknowledge the
strong
contributions that
Larry
Fish
and Bud
Koch
have made to the RBS Board.

On behalf of the Board, I extend our thanks to both Larry and Bud for their service and wish each of them well for the future."

"
I have no doubt that
Stephen
,

John
and
Art
will
add
 tremendous value
 to
the Board of
RBS
.

O
n behalf of my fellow Board members I look forward to welcoming them
to the
C
ompany
and to working with them

as we take the business forward.
 "

The
 appointments are subject to the usual regulatory approvals.
 There are no other matters requiring disclosure under Listing Rule 9.6.13.

Biographical Details

Stephen Hester
Stephen Hester

was appointed Chief Executive of The British Land Company PLC in November 2004.
H
e was
previously
Chief Operating Officer of Abbey National plc
,
having joined in May 2002 as Finance Director.
His prior career was
 at Credit Suisse First Boston
 in
London
 and
New York
 from 1982 to 2001. His roles included
 co-Head European
 Investment Banking
, and from 1996 an Executive Board member
.
 initially as
 Chief Financial Officer
,
 then
as
Global Head of the Fixed Income Division
 (including fx, derivatives and credit markets)
.
In February 2008, he was appointed Non-executive Deputy Chairman of Northern Rock
 PLC
, a position he will relinquish
on 1 October 2008
. H
e is
 also
 a trustee of The Royal Botanic Gardens, Kew Foundation
.
 He was born in
1960
 and holds a first class degree in Politics, Philosophy and Economics from
Oxford

University
.

John McFarlane
John McFarlane served as Chief Executive Officer of Australia and New Zealand Banking Group Limited from 1997 until his retirement in 2007. From 1993 to 1997 he held various senior positions with Standard Chartered Bank, latterly as Group Executive Director based in
London
 and Hong Kong with responsibility for South East Asia, Europe, Middle East and Africa,
USA
 and
Latin America
. Prior to that he spent 18 years with Citibank, where his roles included Head of Citicorp / Citibank in the
UK
 and Managing Director of Citicorp Investment Bank Limited in
London
.
He is currently a non-executive director of Westfield Holdings Limited
,
a director of Old Oak Holdings Limited and is a member of Consolidated Press Holdings Advisory Board
.
 He is a former President of the International Monetary Conference and a former Chairman of the Australian Bankers Association and holds banking and securities fellowships in the
UK
, Hong Kong and
Australia
. He has previously served as a director of the London Stock Exchange and a member of the Auditing Practices Board.
He holds a Master of Arts degree from the
University
 of
Edinburgh
 and an MBA from Cranfield School of Management.

Arthur
(Art)
Ryan
Arthur Ryan served as Chairman, Chief Executive Officer and President of Prudential Financial Inc
.
, a major US
financial services company
 headquartered in
New Jersey
, from 1999 until his retirement in 2008. Mr Ryan joined Prudential Insurance in 1994 as Chairman of the Board, Chief Executive Officer and President and oversaw the restructure and demutualisation of the company. His prior career was with the former Chase Manhattan Bank NA where he held a variety of senior executive positions including Executive Vice President, Corporate Operations and Systems, Vice Chairman
, Retail Banking and Wealth Management
 and from 1990 to 1994 President and Chief
Operating Officer. He is currently a Non-executive Director of Regeneron Pharmaceuticals, Inc.
 and a
n active
 member of
 numerous community boards
. He was a founding member of
the Financial

Services Forum

established by Hank Paulson, former Chairman of Goldman Sachs and now U
S
 Treasury Secretary
. He holds a Bachelor of Arts degree in Mathematics from
Providence

College
.

Lawrence (Larry) Fish
Larry Fish

was a
ppointed to the Board in January 1993
.
He is a career banker and was previously a director of the Federal Reserve Bank of
Boston
.

He is an incorporator of the Massachusetts Institute of Technology (MIT), a trustee of The Brookings Institution, and a director of Textron Inc.
, Tiffany & Co
 and numerous community organisations in the
USA
.

Mr Fish was appointed non-executive Chairman, RBS America and Citizens Financial Group, Inc. with effect from 1 January 2008.

He was previously an Executive Director of the Company and became a Non-Executive Director
o
n 1 May 2008.

Charles (
Bud
)
 Koch
Bud Koch

was a
ppointed to the Board in September 2004
.
He has extensive professional experience in the
USA
 and is immediate past chairman of the board of
John

Carroll

University
, and a trustee of
Case

Western Reserve

University
.

He was
C
hairman,
P
resident and
C
hief
E
xecutive
O
fficer of Charter One Financial, Inc. and its wholly owned subsidiary, Charter One Bank, N.A., between 1973 and 2004.

 He is also a director of Assurant, Inc. and a public interest director of the Federal Home Loan Bank of
Cincinnati
.

For Further Information Contact

Andrew McLaughlin

                    +44 131 626 3868
Group Director - Communications

    +44
7786 111689

Carolyn McAdam

                        + 44 131 523 2055
Group Head of Media Relations

       + 44 7796 274968

Notes to Editors

Future and Current Composition of the Board

Once all the changes outlined above have been implemented the Board will comprise the Chairman, 12 Independent Non-executive Directors and five Executive Director
s
. The Board currently comprises the Chairman,
nine
 Independent Non-executive Directors, two Non-Independent Non-Executive Directors and five
 Executive Directors
.

The already strong banking and international experience of the Board will be further enhanced by these changes.

Biographical details for the current RBS Directors are set out below.

Chairman

Sir Tom McKillop
Appointed to the Board as Deputy Chairman in September 2005, Sir Tom is a non-executive director of BP p.l.c. and president of the Science Council.

He was formerly chief executive of

AstraZeneca PLC, president of the European Federation of Pharmaceutical Industries and

Associations and chairman of British Pharma Group Limited.

He is a trustee of The Council for

Industry and Higher Education.

Non-executive Directors

Colin Buchan
Appointed to the Board in June 2002, Colin Buchan was educated in
South Africa
 and spent the

early part of his career in
South Africa
 and the
Far East
.

He has considerable international

investment banking experience, as well as experience in very large risk management in the equities business.

 He was formerly a member of the group management board of UBS AG and head of equities of UBS Warburg and was the former chairman of UBS Securities Canada Inc.

He

is a director of Standard Life plc
 and Chairman of Standard Life Investments Limited
,
Blackrock
 World Mining Trust Plc, Royal Scottish National Orchestra Society Limited and World Mining Investment Company

Limited.

Jim Currie
Appointed to the Board in November 2001, Jim Currie is a highly experienced senior international civil servant who spent many years working in
Brussels
 and
Washington
.

He was formerly director

general at the European Commission with responsibility for the EU's environmental policy and director general for Customs and Excise and Indirect Taxation.

He is also a director of Total

Upstream UK Limited, The Met Office and Vimetco N.V., as well as an international adviser to

Eversheds LLP.

Bill Friedrich
Appointed to the Board in March 2006, Bill Friedrich is the former deputy chief executive of

BG Group plc.

 He previously served as general counsel for British Gas plc and is a former partner of Shearman & Sterling where he practised as a general corporate lawyer working for several of the world's leading financial institutions.

Archie Hunter
Appointed to the Board in September 2004, Archie Hunter is a chartered accountant.

 He was

Scottish senior partner of KPMG between 1992 and 1999 and president of The Institute of

Chartered Accountants of Scotland in 1997/1998.

He has extensive professional experience in the

United Kingdom
 and North and
South America
.

He is currently chairman of Macfarlane Group plc,

a director of Edinburgh US Tracker Trust plc and a governor of the Beatson Institute for Cancer

Research.

Janis Kong
Appointed to the Board in January 2006, Janis Kong is currently a non-executive director of

Kingfisher plc and Portmeirion Group public limited company.

She is also chairman of The Forum

for the Future and a member of the board of Visit Britain.

She was previously executive chairman

of Heathrow Airport Limited, chairman of Heathrow Express Limited and a director of BAA plc.

Joe MacHale
Appointed to the Board in September 2004, Joe MacHale is currently the senior independent director and chairman of the audit committee of Morgan Crucible Company plc, a non-executive director and chairman of the remuneration committee of Brit Insurance Holdings PLC and a trustee of Macmillan Cancer Support.

 He held a number of senior executive positions with

JPMorgan between 1979 and 2001 and was latterly chief executive of JP

Morgan Europe,
Middle

East
 and Africa Region.

Sir Steve Robson
Appointed to the Board in July 2001, Sir Steve is a former senior
UK
 civil servant, who had

responsibility for a wide variety of Treasury matters.

His early career included the post of private

secretary to the Chancellor of the Exchequer and secondment to ICFC (now 3i).

He was also a

second permanent secretary of HM Treasury, where he was managing director of the Finance and

Regulation Directorate.

He is a non-executive director of JPMorgan Cazenove Holdings,

Xstrata plc and
 The Financial Reporting Council Limited and a member of

the Chairman's Advisory Committee of KPMG.
  He is a former director of Partnerships UK plc.

Bob Scott
Appointed to the Board in January 2001, Bob Scott is an Australian national.

He is the senior

independent Director.

He has many years' experience in the international insurance business and played a leading role in the consolidation of the
UK
 insurance industry. He is a former group chief

executive of CGNU plc (now Aviva plc) and former chairman of the board of the Association of

British Insurers.

 He is chairman of Yell Group plc and a non-executive director of Swiss

Reinsurance Company and Jardine Lloyd Thompson Group plc.

He is also a trustee of the

Crimestoppers Trust, an adviser to Duke Street Capital Private Equity and a board member of

Pension Insurance Corporation Holdings LLP.

Peter Sutherland
Appointed to the Board in January 2001, Peter Sutherland is an Irish national.

He is a former

attorney general of
Ireland
 and from 1985 to 1989 was the European Commissioner responsible for competition policy.

He is chairman of BP p.l.c. and Goldman Sachs International.

He was

formerly chairman of Allied Irish Banks and director general of GATT and its successor, the World

Trade Organisation.

Executive Directors

Sir Fred Goodwin
Group Chief Executive
Appointed to the Board in August 1998, Sir Fred is a Chartered Accountant.

He was formerly chief

executive and director, Clydesdale Bank PLC and Yorkshire Bank PLC.

He is chairman of The

Prince's Trust, a non-executive director of Bank of China Limited and a former president of the

Chartered Institute of Bankers in
Scotland
.

Guy Whittaker
Group Finance Director
Appointed to the Board in February 2006, Guy Whittaker joined RBS after spending 25 years with

Citigroup where he was formerly group treasurer based in
New York
, and prior to that had held a

number of management positions within the financial markets business based in
London
.

Johnny Cameron
Chairman, Global Markets
Appointed to the Board in March 2006, Johnny Cameron joined RBS from Dresdner Kleinwort

Benson in 1998.

 In 2000, he was appointed Deputy Chief Executive of Corporate Banking &

Financial Markets (''CBFM'') with responsibility for the integration of the NatWest and RBS

Corporate Banking businesses. In October 2001, he was appointed Chief Executive CBFM, now renamed Global Markets.

Mark Fisher
Chairman, Managing Board, ABN AMRO
Appointed to the Board in March 2006, Mark Fisher is a career banker having joined National

Westminster Bank Plc in 1981.

In 2000, he was appointed Chief Executive, Manufacturing with various responsibilities including the integration of RBS and NatWest systems platforms. Mark

Fisher is Chief Executive Officer of ABN AMRO and was appointed Chairman of the Managing

Board of ABN AMRO in November 2007.

Gordon Pell
Chairman, Regional Markets
Appointed to the Board in March 2000, Gordon Pell was formerly group director of Lloyds TSB UK

Retail Banking before joining National Westminster Bank Plc as a director in February 2000 and then becoming Chief Executive, Retail Banking.

He is also a director of Race for
Opportunity
 and

a member of the FSA Practitioner Panel.

He was appointed chairman of the Business

Commission on Racial Equality in the Workplace in July 2006 and deputy chairman of the Board of the British Bankers' Association in September 2007.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 1 September, 2008

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ A N Taylor

Name: Title:	A N Taylor Head of Group Secretariat